SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Daseke, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

23753F 107

(CUSIP Number)

Lyons Capital, LLC

5000 Birch Street, Suite 5500

Newport Beach, CA 92660

(949) 474-5500

with a copy to:

Ryan C. Wilkins, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4115

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2020

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

CUSIP No. 23753F 107	SCHEDULE 13D/A	Page 2 of 9

1	NAME OF REPORTING PERSON Lyons Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,250,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,250,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,250,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	There were 65,023,174 shares of common stock, par value $0.0001 per share, of the Issuer ("Common Stock") outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

CUSIP No. 23753F 107	SCHEDULE 13D/A	Page 3 of 9

1	NAME OF REPORTING PERSON The Lyons Community Property Trust, dated June 15, 1979
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,250,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,250,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,250,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	There were 65,023,174 shares of Common Stock outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

CUSIP No. 23753F 107	SCHEDULE 13D/A	Page 4 of 9

1	NAME OF REPORTING PERSON Phillip N. Lyons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,250,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,250,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,250,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	There were 65,023,174 shares of Common Stock outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

CUSIP No. 23753F 107	SCHEDULE 13D/A	Page 5 of 9

1	NAME OF REPORTING PERSON Lyons Share Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,250,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,250,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,250,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	There were 65,023,174 shares of Common Stock outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

CUSIP No. 23753F 107	SCHEDULE 13D/A	Page 6 of 9

The following constitutes the first amendment (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on April 16, 2020 (the “Schedule 13D”) and amends Items 2, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND.

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This statement on Schedule 13D is filed by Lyons Capital, LLC, a California limited liability company, (“Lyons Capital”), The Lyons Community Property Trust, dated June 15, 1979 (the “Trust”), Phillip N. Lyons (“Phillip”) and Lyons Share Foundation (the “Foundation” and, together with Lyons Capital, the Trust and Phillip, the “Reporting Persons”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any Reporting Person that it and certain other persons constitute a “group.”

Item 2(b), (c) and (f) of the Schedule 13D is hereby amended and supplemented by the addition of the following:

(b) The principal business address of the Foundation is 5000 Birch Street, Suite 5500, Newport Beach, CA 92660.

(c) The Foundation’s principal business is to hold assets for the benefit of its beneficiaries.

(f) The Foundation’s state of formation is California.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 9, 2020, Lyons Capital donated 400,000 shares of the Issuer’s common stock to the Foundation. Lyons Capital did not receive any consideration from the Foundation in exchange for such shares.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 23, 2020, the Reporting Persons (collectively with their respective affiliates, the “Lyons Investors”) and Grant Garbers entered into a board representation agreement with the Issuer (the “Lyons Agreement”).

Pursuant to the Lyons Agreement, among other things, (i) Kevin M. Charlton will resign from the board of directors of the Issuer (the “Board”), effective January 1, 2021; (ii) the Board will appoint Mr. Garbers (Mr. Garbers or any replacement representative mutually agreed upon by the Issuer and the Lyons Investors pursuant to the Lyons Agreement, the “Investor Representative”) to the Board and to the Corporate Governance and Nominating Committee of the Board, in each case to fill the vacancy resulting from Mr. Charlton’s resignation, effective January 1, 2021; (iii) the Board will not nominate Daniel J. Hennessy for re-election at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”); and (iv) the Board will elect Charles F. Serianni as Chairman of the Board promptly following the 2021 Annual Meeting if Mr. Serianni is re-elected to the Board at the 2021 Annual Meeting. Prior to the Lyons Termination Date (as defined below), the Issuer will, with respect to any annual meeting of the Issuer’s stockholders (an “Annual Meeting”), include the Investor Representative in its proxy materials as a director nominee proposed by the Board, recommend the Investor Representative’s election to the Issuer’s stockholders and solicit proxies in favor of the Investor Representative’s election.

Prior to the Lyons Termination Date, the Lyons Investors have agreed to vote all of their shares of Common Stock at any Annual Meeting or any special meeting of the Issuer’s stockholders or any action by written consent of the Issuer’s stockholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof (any of the foregoing, a “Stockholder Meeting”) in accordance with the Board’s recommendations with respect to (i) any proposal submitted to the Issuer’s stockholders that relates to the election, removal or replacement of directors and (ii) any other proposal submitted to the Issuer’s stockholders if the Board’s recommendation has been made by the requisite number of directors as set forth in the Lyons Agreement and the proposal does not relate to any Extraordinary Transaction (as defined in the Lyons Agreement).

CUSIP No. 23753F 107	SCHEDULE 13D/A	Page 7 of 9

The Lyons Investors have agreed to certain standstill restrictions that will remain in place until the Lyons Termination Date, including, among other things, agreeing not to (i) make any acquisition that would result in owning, in the aggregate, 10% or more of the then-outstanding shares of Common Stock; (ii) sell or otherwise transfer their shares of Common Stock, except in open market transactions or to charitable or non-profit organizations or to family members, provided that such organizations or family members have executed a joinder to the Lyons Agreement; (iii) nominate or recommend for nomination any person for election to the Board; (iv) solicit proxies regarding the election or removal of directors; (v) submit any proposal for consideration at, or bring any other business before, a Stockholder Meeting; (vi) form, join or participate in any group with respect to any voting securities of the Issuer; (vii) initiate or participate in any Extraordinary Transaction; or (viii) effect, participate in, or publicly offer or propose to effect or participate in, certain material transactions, including any material acquisition of the Issuer’s assets or businesses, in each case, without the Board’s prior approval.

Each party agreed to a mutual non-disparagement provision applicable until the Lyons Termination Date. Each party also agreed that, until the Lyons Termination Date, they will not initiate any legal proceeding against the other party, subject to certain customary exceptions.

With certain exceptions relating to breaches of the Lyons Agreement, the Lyons Agreement terminates after the Issuer or the Lyons Investors deliver a notice of termination at any time after the date of the second Annual Meeting following the date of the Lyons Agreement (the “Earliest Lyons Termination Date”), subject to the terminating party providing at least 30 days’ advance notice (the effective date of such termination, the “Lyons Termination Date”). However, if the Issuer notifies the Lyons Investors and the Investor Representative before the Earliest Lyons Termination Date that the Board will re-nominate the Investor Representative at the Issuer’s next Annual Meeting, then the Earliest Lyons Termination Date would be automatically extended to the date of the Issuer’s next Annual Meeting. The Investor Representative has agreed to immediately tender his resignation as a director of the Issuer, which the Board may accept or reject in its sole discretion, upon the earliest of the following: (i) the Lyons Termination Date; (ii) the sale or other transfer by the Lyons Investors of Common Stock that results in the Lyons Investors’ net long ownership of Common Stock falling below 80% of their ownership net long aggregate ownership of Common Stock as of the date of the Lyons Agreement, with certain adjustments and exceptions as set forth in the Lyons Agreement; and (iii) the Lyons Investors’ failure to cure a material breach of the Lyons Agreement pursuant to the Lyons Agreement.

The parties also entered into a standalone confidentiality agreement, in the form attached to the Lyons Agreement as Exhibit C, for security law purposes and as a condition to the Investor Representative’s appointment to the Board.

The above summary is not complete and is qualified in its entirety by the full text of the Lyons Agreement, which is included as Exhibit D hereto and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

(c) On December 9, 2020, Lyons Capital donated 400,000 shares of the Issuer’s common stock to the Foundation. Lyons Capital did not receive any consideration from the Foundation in exchange for such shares.

(e)       The Reporting Persons have ceased to be the beneficial owner of more than five percent of the Issuer’s common stock, based on 65,023,174 shares of Common Stock outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

CUSIP No. 23753F 107	SCHEDULE 13D/A	Page 8 of 9

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 23, 2020, the Reporting Persons and the Issuer entered into the Lyons Agreement defined and described in Item 4 above and included as Exhibit D hereto.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit C         Joint Filing Agreement, by and among the Reporting Persons.

Exhibit D         Lyons Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed January 5, 2021).

CUSIP No. 23753F 107	SCHEDULE 13D/A	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2021

LYONS CAPITAL, LLC

By:	/s/ Phillip N. Lyons
Name:	Phillip N. Lyons
Title:	Sole Manager

THE LYONS COMMUNITY PROPERTY TRUST, DATED JUNE 15, 1979

By:	/s/ Phillip N. Lyons
Name:	Phillip N. Lyons
Title:	Co-Trustee

By:	/s/ Mary A. Lyons
Name:	Mary A. Lyons
Title:	Co-Trustee

/s/ Phillip N. Lyons
PHILLIP N. LYONS

LYONS SHARE FOUNDATION

By:	/s/ Phillip N. Lyons
Name:	Phillip N. Lyons
Title:	Secretary